82- SUBMISSIONS FACING SHEET

MICRO[redacted]

02034008

REGISTRANT'S NAME Daido Life Insurance Company

*CURRENT ADDRESS

PROCESSED

MAY 2 1 2002

P THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS 2-1, Edobori 1-chome, Nishi-ku, Osaka Japan

FILE NO. 82- ~~5268~~ 34658 FISCAL YEAR 3/31/01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☒	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: CBJ

DATE : 5/13/02

82-34658

Exhibit B

(Summary English Translation)

02 APR -2 AM 8:4

June 27, 2001

To Representatives of Policyholders:

2-1, Edobori 1-chome, Nishi-ku, Osaka
Daido Life Insurance Company
Director and President Naoteru Miyato

ARS 3-31-01

Notice of Convocation of the 54th Ordinary Policyholders' Representatives Meeting

This is to inform you that the Company's 54th Ordinary Policyholders' Representatives Meeting will be held as described below. You are cordially invited to attend the meeting.

Please inform us, by notice enclosed herewith, whether you will attend the meeting or not. If you are unable to attend, please indicate your votes by filling out the enclosed proxy form, sign and seal said form, and return it to us.

1. **Date:** 10:00 a.m., Wednesday, July 12, 2001

2. **Place:** Osaka Headquarter of the Company, located at 2-1, Edobori 1-chome, Nishi-ku, Osaka

3. **Purpose of Meeting:**

Matters to be reported:

1: Presentation of Business Report, Balance Sheet and Statement of Operations for fiscal year 2000

2: Report on Councilors Meetings

3: Report on policyholders roundtable conferences for fiscal year 2000

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of surplus for fiscal year 2000

Agendum No. 2: Allotment of policyholder dividends

Agendum No. 3: Election of six Councilors

Agendum No. 4:	Election of nine members of the Policyholders' Representative Election Committee
Agendum No. 5:	Election of four Directors
Agendum No. 6:	Election of one Corporate Auditor
Agendum No. 7:	Payment of retirement benefits to retiring Directors and retiring Corporate Auditors
Agendum No. 8:	Approval of a plan of reorganization
Agendum No. 9:	Establishment of the Articles of Incorporation of the joint stock corporation after the demutualization
Agendum No. 10:	Election of twenty Directors of the joint stock corporation after the demutualization
Agendum No. 11:	Election of four Corporate Auditors of the joint stock corporation after the demutualization
Agendum No. 12:	Approval of the amount of compensation paid to Directors and Corporate Auditors of the joint stock corporation after the demutualization
Agendum No 13:	Election of independent certified public accountants of the joint stock corporation after the demutualization

STATEMENT OF AGENDA FOR
THE 54TH ORDINARY POLICYHOLDERS' REPRESENTATIVES MEETING

July 12, 2001

DAIDO LIFE INSURANCE COMPANY

Purpose of Meeting

Matters to be reported:

1: Presentation of Business Report, Balance Sheet and Statement of Operations for fiscal year 2000

2: Report on Councilors Meetings

3: Report on policyholders roundtable conferences for fiscal year 2000

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of surplus for fiscal year 2000

Agendum No. 2: Proposed allotment of policyholder dividends

Agendum No. 3: Election of six Councilors

Agendum No. 4: Election of nine members of the Policyholders' Representative Election Committee

Agendum No. 5: Election of four Directors

Agendum No. 6: Election of one Corporate Auditor

Agendum No. 7: Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

Agendum No. 8: Approval of a plan of reorganization

Agendum No. 9: Establishment of the Articles of Incorporation of the joint stock corporation after the demutualization

Agendum No. 10: Election of twenty Directors of the joint stock corporation after the demutualization

Agendum No. 11: Election of four Corporate Auditors of the joint stock corporation after the demutualization

Agendum No. 12: Approval of the amount of compensation paid to Directors and Corporate Auditors of the joint stock corporation after the demutualization

Agendum No 13: Election of independent certified public accountants of the joint stock corporation after the demutualization

Matters to be reported

1. **Presentation of the business report, the balance sheet and the statement of operations for fiscal year 2000**

Business Report for fiscal year 2000 (from April 1, 2000 to March 31, 2001)

(1) *Development and results of business*

General economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Principal results of operations

Principal business results of the Company for fiscal year 2000 are as follows.

Policy amount in force of individual insurance (sum of death coverage amount and life coverage) as of March 31, 2001 was ¥37,883.5 billion (99.9% compared to fiscal year 1999), that of individual annuities (sources of annuities) was ¥1,106.2 billion (97.2% compared to fiscal year 1999), that of group insurance was ¥11,585.0 billion (100.1% compared to fiscal year 1999) and that of group annuities (policy reserve) was ¥2,574.3 billion (101.5% compared to fiscal year 1999). That of individual term insurance, which is the main product of the Company, was ¥34,109.6 billion (100.5% compared to fiscal year 1999).

With respect to insurance income and expenses, income from insurance premiums was ¥1,072.2 billion (94.3% compared to fiscal year 1999) and insurance claims and other payments were ¥864.9 billion (99.5% compared to fiscal year 1999).

With respect to investment income and expenses, interest, dividends and income from real estate for rent were ¥150.1 billion (87.1% compared to fiscal year 1999), total investment income was ¥191.5 billion (66.7% compared to fiscal year 1999) and investment expenses were ¥66.1 billion (36.5% compared to fiscal year 1999).

Operating expenses were ¥107.2 billion (97.7% compared to fiscal year 1999) and provisions for policies and other reserves were ¥134.5 billion (62.2% compared to fiscal year 1999).

As a result, unappropriated surplus is ¥56.5 billion (71.1% compared to fiscal year 1999).

Assets increased by ¥166.7 billion for the year, and total assets as of March 31, 2001 were ¥5,900.3 billion (102.9% compared to fiscal year 1999).

Future management policies of the Company are mentioned.

(2) Changes in results of operations and status of assets

	Year ended March 31, 1998	Year ended March 31, 1999	Year ended March 31, 2000	Year ended March 31, 2001
	(Yen in 100 Millions)	(Yen in 100 Millions)	(Yen in 100 Millions)	(Yen in 100 Millions)
Policy amount in force as of the end of each year				
Individual insurance	381,298	381,052	379,325	378,835
Individual annuities	12,101	11,786	11,386	11,062
Group insurance	122,822	115,709	115,747	115,850
Group annuities	24,119	24,249	25,353	25,743
Other insurance	1,615	1,735	1,958	1,668
	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
Income from insurance premiums	1,168,436	1,192,881	1,136,904	1,072,245
Investment income	261,147	276,804	287,088	191,572
Insurance claims and other payments	858,599	968,980	869,346	864,988
Ordinary profit	84,791	71,085	34,531	82,254
Net income	48,065	41,887	22,692	24,718
Transfer to reserve for policyholder dividends	39,953	34,316	39,536	33,249
Total assets	5,346,385	5,482,608	5,733,592	5,900,384

(3) Status of branches offices etc. and sales agents

Numbers of branches, sales divisions, sales sections, sales offices and sales agents as of the beginning of the year and the end of the year, and numbers of increase or decrease are provided.

(4) Status of employees etc.

	As of March 31, 2000	As of March 31, 2001	Number of increase or decrease for the year	As of March 31, 2001		
				Average age	Average years of continuous employment	Average monthly salary
					Years	Thousand yen
Administrative personnel	3,228	3,171	(57)	37.8	14.2	392
In-house sales representatives	5,456	4,866	(590)	48.1		

(5) Status of fund

Amount of fund contributed	¥6,800,000 Thousand
Number of fund contributors	7

(6) Fund contributors

Names of fund contributors, amounts and percentages of total amount of fund each such contributor has contributed to the Company, number of each such contributor's shares the Company is holding and the Company's shareholding ratio in each such contributor are provided.

(7) Directors and Corporate Auditors

Titles, names and responsibilities or main occupations of all Directors and Corporate Auditors are provided.

(8) Status of subsidiaries etc.

Corporate names, locations, principal businesses, dates of establishment, stated capital amounts and the Company's shareholding ratios of the Company's subsidiaries and affiliates accounted for under the equity method are provided.

(9) Other material matters relating to status of the Company

Matters relating to management of mutual life insurance company system, products, social services, Directors and Corporate Auditors are provided.

Balance Sheet for fiscal year 2000 (as of March 31, 2001)

(Yen in Millions)

(Assets)		(Liabilities)	
Cash and deposits	**226,895**	**Policy reserves**	**5,513,425**
Cash	209	Reserve for outstanding claims	44,102
Deposits	226,686	Policy reserve	5,355,703
Call loans	**228,500**	Reserve for policyholder dividends	113,619
Money claims purchased	**27,795**	**Due to agency**	**0**
Monetary trusts	**247,899**	**Due to reinsurers**	**742**
Securities	**3,751,997**	**Other liabilities**	**103,905**
Japanese national government bonds	441,354	Corporate tax payable	9,180
Domestic municipal bonds	1,198,704	Accounts payable	4,052
Domestic corporate bonds	972,148	Outstanding expenses	8,646
Domestic stocks	479,893	Deferred income	6,563
Foreign securities	551,180	Deposits received	616
Other securities	108,715	Guarantee deposits received	6,267
Loans	**1,132,569**	Derivatives	3,721
Policy loans	55,942	Suspense receipts	4,775
Ordinary loans	1,076,626	Other liabilities	60,081
Property and equipment	**175,434**	**Reserve for employees' retirement benefits**	**60,039**
Land	94,684	**Reserve for losses on sale of loans**	**62**
Buildings	79,396	**Reserve for price fluctuations**	**26,712**
Movables	1,184	**Total liabilities**	**5,704,887**
Construction in process	169	(Equity)	
Due from reinsurers	**1,156**	**Fund**	**6,800**
Other assets	**60,065**	**Legal reserves**	**29,101**
Account receivables	9,516	Revaluation reserve	53
Prepaid expenses	2,166	Reserve for redemption of fund	28,200
Accrued income	30,626	Reserve for future losses	848
Money on deposit	4,578	**Surplus**	**119,189**
Derivatives	0	Voluntary reserves	62,640
Suspense payments	1,304	Reserve for averaging policyholder dividends	24,522
Other assets	11,872	Contingency reserve	35,592
Net deferred tax assets	**65,825**	Reserve for retirement profits	1,369
Reserve for possible loan losses	**(17,754)**	Reserve for social service contributions	265
		Reserve for tax deferment on real estate	492
		Reserve for event marking the 100th anniversary of foundation	400
		Unappropriated surplus	56,549
		Net income	24,718
		Net unrealized gains on securities	**40,405**
		Total equity	**195,496**
Total assets	**5,900,384**	**Total liabilities and equity**	**5,900,384**

Statement of Operations for fiscal year 2000 (from April 1, 2000 to March 31, 2001)

(Yen in Millions)

Ordinary revenue and expenses:		
Ordinary revenue		**1,269,183**
Income from insurance premiums	**1,072,245**	
Income from insurance premium	1,071,194	
Income from reinsurance	1,050	
Investment income	**191,572**	
Interest, dividends and income from real estate for rent	150,173	
Interest from deposits	3,496	
Interest and dividends from securities	108,949	
Interest from loans	29,620	
Rentals	7,816	
Other interest and dividends	290	
Gains from sale of securities	37,183	
Other investment income	118	
Gains from special accounts, net	4,097	
Other ordinary income	**5,365**	
Account received for annuity payments	104	
Account received for withheld insurance payments	2,013	
Reversals of reserves for outstanding claims	2,206	
Reversals of reserves for employees' retirement benefits	622	
Other ordinary income	417	
Ordinary expense		**1,186,929**
Insurance claims and other payments	**864,988**	
Insurance claims	302,927	
Annuity insurance benefits	19,359	
Insurance benefits	261,626	
Policy surrender payments	202,502	
Other repayments	77,170	
Reinsurance premiums	1,401	
Provision for policy and other reserves	**134,563**	
Provision for policy reserve	133,025	
Interest on reserve for dividends to policyholders	1,537	
Investment expenses	**66,112**	
Interest expense	170	
Losses from monetary trusts	1,772	
Losses from investments in trading securities, net	3,364	
Losses on sale of securities	25,129	
Devaluation losses on securities	10,788	
Losses from derivatives, net	12,506	
Foreign exchange losses, net	2,620	
Provision for reserve for possible loan losses	3,478	
Depreciation of real estate for rent	3,532	
Other investment expenses	2,748	
Operating expenses	**107,228**	
Other ordinary expenses	**14,036**	
Payments of withheld insurance claims	1,647	
Tax	7,119	
Depreciation expense	5,260	
Other ordinary expense	8	
Ordinary profit		**82,254**
Extraordinary gains and losses:		
Extraordinary gains		**3,588**
Gains on sale of property, equipment and loans	**2,773**	

Reversal of reserve for losses on sales of loans	499	
Recovery of bad debts previously written-off	315	
Extraordinary losses		64,720
Losses on sale, disposal and devaluation of property and equipment	29,259	
Provision for price fluctuation reserve	1,358	
Social service contributions	295	
Provision for reserve for losses on sale of loans	31,537	
Losses on sale of affiliate company's stock	2,270	
Income before income taxes		21,122
Income taxes		13,300
Cumulative effect of prior years' deferred income taxes		(16,896)
Net income		24,718
Balance at beginning of year		31,304
Reversal of reserve for retirement profits		231
Reversal of reserve for social service contributions		295
Unappropriated surplus		56,549

Copy of Audit Report of the Independent Public Accountants

Audit Report

May 23, 2001

Mr. Naoteru Miyato
Representative Director and President
Daido Life Insurance Company

TKA Takeshi Iizuka & Co.

Mitsumoto Sonoda (Seal)
Certified Public Accountant
Senior Partner

Tatsuro Harashina (Seal)
Certified Public Accountant
Senior Partner and Audit Participant

Atsuo Mouri (Seal)
Certified Public Accountant
Audit Participant

Century Ota Showa & Co.

Tsutomu Takahashi (Seal)
Certified Public Accountant
Senior Partner and Audit Participant

Michinori Ando (Seal)
Certified Public Accountant
Senior Partner and Audit Participant

1. Outline of Audit Methods

The Auditor Corporations did, based on the provisions of Article 2 of the Law Concerning the Exceptional Provisions of the Commercial Code Concerning Audits Etc. of Corporations applied under Paragraph 1 of Article 59 of the Insurance Business Law, conduct an audit of the Balance Sheet, Statement of Operations and Business Report (limited to the portions concerning accounting) for Daido Life Insurance Company's fiscal year 2000 (from April 1, 2000 to March 31, 2001) as well as the Proposed Statement of Appropriation of Surplus and Attached Schedules (limited to the portions concerning accounting). The accounting portions of the Business Report and the Attached Schedules that were subject to audit consist of portions inscribed in the accounting ledgers of the Company and its subsidiaries from among the provisions set forth in the Business Report and the Attached Schedules.

In conducting the audit, the Auditor Corporations applied auditing standards generally-accepted as fair and appropriate and used ordinarily-required accounting procedures. The audit procedures included audit procedures for subsidiaries as deemed necessary by the Auditor Corporations.

2. Results of Audit

The results of audit and the opinion of the Auditor Corporations are as follows.

(1) The Balance Sheet and the Statement of Operations accurately indicate the status of the assets and the profit and loss of the Company in accordance with laws, regulations and the Articles of Incorporation.

(2) The Business Report (limited to those portions concerning accounting) accurately indicates the status of the Company in accordance with laws, regulations and the Articles of Incorporation.

(3) The Proposed Statement of Appropriation of Surplus is in conformity with laws, regulations and the Articles of Incorporation.

(4) The Attached Schedules (limited to those portions concerning accounting) do not contain any matters that must be designated in accordance with the Commercial Code as applied under Paragraph 1 of Article 59 of the Insurance Business Law.

3. Conflicts of Interest

There are no conflicts of interest among the Company, the Auditor Corporations or the participants that must be reported based on the provisions of the Certified Public Accountant Law.

Copy of Audit Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors received a report of the methods and results of audit from each Corporate Auditor concerning the performance of the duties of the Board of Directors during fiscal year 2000 (from April 1, 2000 to March 31, 2001), and based on its discussions, prepared this Audit Report to report the following matters.

1. Outline of the Audit Methods used by the Corporate Auditors

In accordance with the audit policies and areas of responsibility etc. stipulated by the Board of Corporate Auditors and in addition to attending the Board of Directors and other important meetings of the company, each Corporate Auditor listened to business reports from the directors etc., inspected important voting documents etc., undertook an investigation of the Company and its branches etc., and, obtained sales reports from subsidiaries and conducted an investigation of the status of the business and the assets of the principal subsidiaries. Further, by attending audit activities of the Auditor Corporations from time to time, reports and explanations regarding such audit activities were received and additional study of the accounting ledgers and Attached Schedules was conducted.

Regarding transactions by directors in competition with the Company, transactions by directors with the Company for their personal benefit, transactions by the Company that confer benefits without due compensation as well as transactions with subsidiaries and employees not in the ordinary course of business, in addition to the abovesaid audit methods, reports from the directors etc. were obtained as necessary and a detailed examination of the particulars of said transactions was undertaken.

2. Results of Audit

(1) The audit methods and results of the Audit Corporations, TKA Takeshi Iizuka & Co. and Century Ota Showa & Co. are proper.

(2) The Business Report accurately indicates the status of the Company in accordance with laws, regulations and the Articles of Incorporation.

(3) The Proposed Statement of Appropriation of Surplus clearly indicates the status of the Company's assets, and does not contain any matters that must be designated.

(4) The Attached Schedules accurately indicate all required matters and do not contain any matters that must be designated.

(5) Concerning performance of the duties of the directors, including duties related to subsidiaries, there were no dishonest acts and no facts indicating any material violation of laws, regulations or the Articles of Incorporation.

Regarding transactions by directors in competition with the Company, transactions by directors with the Company for their personal benefit, transactions by the Company that confer benefits without due compensation as well as transactions with subsidiaries and employees not in the ordinary course of business, there were no violations of the directors' duties.

May 28, 2001

Board of Corporate Auditors
Daido Life Insurance Company

Takuzo Yamada (Seal)
Standing Corporate Auditor (Full Time)

Hiroyuki Arishima (Seal)
Corporate Auditor (Full Time)

Yurio Fukukawa (Seal)
Corporate Auditor (Full Time)

Masanao Iechika (Seal)
Corporate Auditor

(Note: Corporate Auditor Masanao Iechika is an outside corporate auditor as required by the Paragraph 1 of Article 18 of the Law Concerning the Exceptional Provisions of the Commercial Code Concerning Audits Etc. of Corporations applied under Paragraph 1 of Article 59 of the Insurance Business Law.)

2. Report on Councilors Meetings

Matters discussed in the 86th Councilors Meeting and the 87th Councilors Meeting are mentioned.

3. Report on policyholders roundtable conferences for fiscal year 2000

The number of branch offices which held policyholders roundtable conferences, number of policyholders who participated in each such conference, breakdown by sex, age, and occupation of such participants and breakdown by content of opinions and questions addressed in each such conference are mentioned.

Reference Material Concerning Exercise of Votes

1. Total Number of Policyholders' Representatives 148 (as of June 1, 2001)

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of surplus for fiscal year 2000

(Yen)

Unappropriated surplus	**56,549,223,066**
Deductions	**42,167,461,103**
Transfer to reserve for policyholder dividends	33,249,852,103
Balanced net surplus	8,917,609,000
Legal reserve for future loss	170,000,000
Reserve for redemption of fund	6,800,000,000
Interest on fund	181,741,000
Bonus to directors and corporate auditors	50,971,000
Bonus to directors	37,402,000
Bonus to corporate auditors	13,569,000
Voluntary reserves	1,714,897,000
Reserve for retirement profits	231,000,000
Reserve for social service contributions	316,500,000
Reserve for tax deferment on real estate	1,067,397,000
Reserve for event marking the 100th anniversary of foundation	100,000,000
Balance at end of year	**14,381,761,963**

Agendum No. 2: Allotment of policyholder dividends

A breakdown by type of insurance of proposed allotment of policyholder dividends is mentioned.

Agendum No. 3: Election of six Councilors

Names and main occupations of candidates are provided.

Agendum No. 4: Election of nine members of the Policyholders' Representative Election Committee

Names and main occupations of candidates are provided.

Agendum No. 5: Election of four Directors

Names, dates of birth, main occupations and brief personal histories of candidates are provided.

Agendum No. 6: Election of one Corporate Auditor

Name, date of birth, main occupation and brief personal history of one candidate is provided.

Agendum No. 7: Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

It is proposed that appropriate retirement benefits be paid to two retiring Directors and one retiring Corporate Auditor and that details of such retirement benefits, including amount, time and method of payment be determined by the Board of Directors, or by discussion among Corporate Auditors in the case of the retiring Corporate Auditor.

Names and brief personal histories of such retiring Directors and Corporate Auditor are provided.

Agendum No. 8: Approval of a plan of reorganization

The reasons for demutualization and contents of the plan of reorganization including purposes of demutualization, schedule of demutualization, outline of the Company after demutualization, matters relating to organizational change surplus, effects on rights of policyholders, matters relating to allotment of shares to policyholders, method of selling shares representing the aggregate of a portion of the fractional shares to be allotted to eligible policyholders upon demutualization, the Company's policy of policyholders dividends after the demutualization and the method of delivering share certificates are explained.

An explanation of allotment of shares, an actuarial opinion issued by Milliman Japan and an actuarial opinion issued by Mr. Osamu Koyama, the chief actuary of the Company are inserted.

Agendum No. 9: Establishment of the Articles of Incorporation of the joint stock corporation after the demutualization

Proposed Articles of Incorporation of the Company to be established upon demutualization are provided. It is proposed that the power and authority to make such amendments to such Articles of Incorporation as is necessary in order to obtain approval under the Insurance Business Law and cause no material adverse effects on rights of policyholders and creditors be vested in the Board of Directors.

A legal opinion issued by Tomotsune & Kimura is inserted.

Agendum No. 10: Election of twenty Directors of the joint stock corporation after demutualization

Names, dates of birth, main occupations and brief personal histories of candidates are provided.

Agendum No. 11: Election of four Corporate Auditors of the joint stock corporation after demutualization

Names, dates of birth, main occupations and brief personal histories of candidates are provided.

Agendum No. 12: Approval of the amount of compensation paid to Directors and Corporate Auditors of the joint stock corporation after demutualization

It is proposed that the sum of compensation paid to all Directors after demutualization be up to ¥35 million per month and that sum of compensation paid to all Corporate Auditors after demutualization be up to ¥8 million per month.

Agendum No. 13: Election of independent certified public accountants of the joint stock corporation after demutualization

Name, location of headquarters and history of one candidate are provided.

Exhibit L

T&D

T&D Life Group

FINANCIAL SUMMARY

As of March 31,

2001



02 APR -2

DAIDO LIFE INSURANCE COMPANY

PROFILE

Daido Life Insurance Company's unique marketing strategy is closely tied to nationwide associations of small and medium-sized enterprises in Japan. Daido Life provides individual term insurance to these enterprises through its highly educated sales force and widespread network of sophisticated agencies. The result is a dominant share in individual term insurance for Daido Life—30.1% of the domestic market as of March 31, 2000.

Well known throughout the nation for its high reliability, wide profit margins and strong balance sheet, Daido Life is the insurance provider of choice for a vast client base.

CONTENTS

FINANCIAL HIGHLIGHTS

Daido Life maintained a term-end balance of individual insurance in force of ¥38,989 billion, down a slight 0.2% from the previous fiscal year-end. Individual term insurance, which is Daido Life's main product, increased steadily, and individual term insurance in force was ¥34,109 billion, up 0.5% from the previous fiscal year-end. As of March 31, 2001, total assets had climbed 2.9% year on year, reaching ¥5,900 billion.



Individual Insurance in Force
(Billions of yen)
38,837
33,195
39,340
33,761
39,283
33,885
39,071
33,940
38,989
34,109
1997
1998
1999
2000
2001
Individual insurance
Term insurance



Group Annuity Insurance (Policy Reserve)
(Billions of yen)
2,326
2,411
2,424
2,535
2,574
1997
1998
1999
2000
2001



Ordinary Revenue
(Billions of yen)
1,374
267
1,106
1,431
263
1,168
1,472
279
1,192
1,426
289
1,136
1,269
196
1,072
1997
1998
1999
2000
2001
Income from insurance and reinsurance premiums
Investment income and other



Total Assets
(Billions of yen)
5,059
5,348
5,482
5,733
5,900
1997
1998
1999
2000
2001



Ordinary Profit
(Billions of yen)
96.8
84.7
71.0
34.5
82.2
1997
1998
1999
2000
2001



Core Profit
(Billions of yen)
96.9
114.2
2000
2001

Note: The figures shown on this page are non-consolidated.

A MESSAGE FROM THE MANAGEMENT



First, I would like to extend my heartfelt gratitude to our customers for your constant support and patronage.

The finance and insurance industries are witnessing unprecedented change, with accelerated reorganization and business integrations beyond traditional corporate borders. Fully aware of the needs of our customers at a time marked by these drastic changes, we at Daido Life Insurance Company (Daido Life) are committed to promoting the following strategies to continue to win customer trust and favor.

Further Strengthening Core Business

Daido Life has set itself the management goal of "becoming the most reliable life insurance company in all respects in the small and medium-sized enterprises (SMEs) market," and has been concentrating management efforts on developing its core business—insurance for SMEs.

This year, in particular, is very significant for us, being 30 years since the establishment of the Comprehensive Insurance Plan for Business Owners belonging to National Federation of Corporate Taxpayers Associations and Tax Payment Associations as well as the 25th anniversary of TKC Corporate Defense Plan for members of TKC National Federation—important partners in our core business. In the future, we will continue to strengthen these relationships and contribute to the stability and prosperity of our customers' businesses.

Demutualization

Daido Life resolved at the 2001 policyholders' representative meeting to become a stock life insurance company. Subject to the approval of policyholders and the permission of the commissioner of the Financial Services Agency, we will demutualize on April 1, 2002. Also, with permission from the stock exchanges, we will be listed simultaneously with or immediately after demutualization.

By becoming a stock company and going public, we will be able to more easily raise capital needed to invest actively in IT and new businesses. This will enable us to provide higher quality products and services. In addition, through the strengthening of our risk management, compliance and disclosure systems, Daido Life will achieve the appropriate level of transparency and earn greater trust and confidence from our customers.

Utilizing Its Tie-Ups

In January 1999, Daido Life entered into a comprehensive alliance with Taiyo Mutual Life Insurance Company (Taiyo Life) that has, until now, involved the mutual use of branches and the integration of affiliates. From January 2001, the two companies have entered into the second stage of the alliance, and earnest preparations to establish a joint holding company have begun. We have also created a new Alliance Promotion Committee, with the presidents of both companies serving as chairpersons. This has given further momentum to efforts to expand and promote joint businesses.

Regarding Daido Life's partnership with The Sanwa Bank, Limited, and five other financial institutions, the Financial One Members' Club—offering a comprehensive financial service through the joint brand card Financial One Members' Card—was established in October 2000, giving the partnership concrete shape.

Through such business alliances, Daido Life is responding to the diversifying needs of customers as well as efficiently developing business through the effective joint use of managerial resources.

As I mentioned at the beginning, the finance and insurance industries are facing a period of momentous change and, at such a time more than ever, we consider it important to listen to the voices of our customers and provide services and products that best suit their needs. We will remain committed to companywide efforts to meet customer expectations and trust, and we deeply appreciate your continued support and encouragement.

July 2001

Naoteru Miyato
President

Solvency Margin Ratio

The solvency margin ratio is an indicator of whether or not a company has the adequate margins of solvency to deal with such unforeseen risks as major disasters and stock market crashes. When the solvency margin of a life insurance company falls below 200%, the supervisory agencies immediately take steps to restore its health. Daido Life had a solvency margin ratio of 757.6% as of March 31, 2001, indicating well above the required level.

757.6%

(Millions of yen)

Item	Number
Solvency Margin (A)	475,459
Aggregated Risk (B)	125,510
Solvency Margin Ratio (A)/[(1/2) × (B)] × 100	757.6%

Note: Calculated under Insurance Business Law, Sections 86, 87, 161, 162, 190 and the related regulations

Core Profit

Core profit is a new indicator introduced in the fiscal year under review. It is used to appraise the basic earning status of a life insurance company's underlying profitability. Core profit is calculated by subtracting capital gains/losses (e.g., gains/losses resulting from market fluctuations) and one-time gains/losses (e.g., gains/losses resulting from the provision of the contingency reserve) from ordinary profit. Daido Life recorded a core profit of ¥114.2 billion as of March 31, 2001.

¥114.2 billion

Ratings

Daido Life's financial strength ratings are very high. Such ratings were arrived at on the basis of the Company's strong position in the small and medium-sized enterprises market, its sound financial profile, and its stable earnings capability.

A+

Standard & Poor's
(As of June 30, 2001)
An insurer rated 'A' has STRONG financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.

AA−

Japan Credit Rating Agency
(As of June 30, 2001)
A very high level of capacity to honor the financial commitment on the obligation.

Note: The figures shown on this page are non-consolidated.

Sales Activities in the Corporate Insurance Market

There are two distinct life insurance sales markets, an individual market and a corporate market, and Daido Life continues to focus on the sales activities of the latter. In fiscal 2000, the contracts concluded in the corporate market accounted for 85.1% of total new life insurance underwritten by Daido Life.

Note: "Corporate" is the total of individual insurance (including individual annuity) for corporate management and employees and group insurance.


New Life Insurance Underwritten by Daido Life
Individual 14.9%
Corporate 85.1%

Breakdown of Total Amount of Insurance in Force

Daido Life has been marketing individual term insurance as its main product. The low premiums relative to the insured amount make this type of insurance especially attractive, and the product has been very well received by those involved in company management.

As of March 31, 2001, individual term insurance in force accounted for 67% of the total amount of insurance in force underwritten by Daido Life.


Breakdown of Total Amount of Insurance in Force
Other group insurance 8%
Individual term insurance 67%
Group term insurance 15%
Other individual insurance 10%

Top Market Share of Individual Term Insurance in Force

Daido Life specializes in individual term insurance and is the market leader in this field. Efficient tie-ups with SME organizations and tax accountant and CPA groups will make it difficult for any competitors to enter the same business. The result is a dominant share in individual term insurance in force for Daido Life—30.1% of the market as of March 31, 2000.

Source: The Life Insurance Association of Japan's "Summary of Life Insurance Business 2000"


Individual Term Insurance Market Share
Daido Life 30.1%
Others 32.5%
E 4.7%
D 5.1%
C 5.5%
A 14.7%
B 7.4%

Note: The figures shown on this page are non-consolidated.

Investment

Daido Life has two fundamental policies for investment—attaining the best-suited asset allocation in accordance with the characteristics of its liabilities and maintaining asset quality.

We continuously strive to enhance the profitability of various types of investment by strictly observing the requirements of risk management.

As of March 31, 2001, general account assets had increased ¥145 billion, to ¥5,651 billion.

A breakdown of general account assets includes ¥2,537 billion in public and corporate bonds (44.9%) and ¥1,130 billion in loans (20.0%).

General Account Assets (Billions of yen)


4,802
5,059
5,299
5,506
5,651
1997
1998
1999
2000
2001

Breakdown of General Account Assets


Others 4.3%
Property and equipment 3.1%
Monetary trust 4.4%
Domestic stocks 6.8%
Cash and deposits and call loans 7.9%
Foreign securities 8.5%
Public and corporate bonds 44.9%
Loans 20.0%

Asset Quality

In addition to its strict self-assessment standards, Daido Life ensures the quality of its assets by providing for appropriate reserves and write-offs based on its principle of self-responsibility.

Problem loans are decided on the basis of either their obligor or their asset classification. It is mandatory to declare problem loans under the Insurance Business Law.

Disclosed Claims under Insurance Business Law

As of March 31, 2001, the total of claims against bankrupt and quasi-bankrupt obligors, claims with collection risk, and claims for special attention was ¥25.4 billion, a decrease of ¥3.8 billion from the previous fiscal year-end.

(Billions of yen)

	2001	2000
Claims against Bankrupt and Quasi-Bankrupt Obligors	¥ 2.8	¥ 5.2
Claims with Collection Risk	13.9	17.6
Claims for Special Attention	8.6	6.4
Subtotal	25.4	29.3
Claims against Normal Obligors	1,172.9	1,118.8
Total	¥1,198.4	¥1,148.1

Risk-Monitored Loans

As of March 31, 2001, risk-monitored loans totaled ¥25.4 billion and constituted 2.25% of the total loans outstanding. The total of reserves and collateral was ¥25.5 billon and the coverage ratio was 100.3%.

(Billions of yen)

	2001	2000
Loans to Bankrupt Borrowers	¥ 1.0	¥ 1.1
Non-Accrual Past Due Loans	15.7	20.6
Loans Past Due for Three Months or More	0.3	1.2
Loans with Altered Lending Conditions	8.3	6.3
Total (A)	¥25.4	¥29.2
Ratio to Loans Outstanding	2.25%	2.56%
Specific Reserve for Possible Loan Losses	¥10.3	¥11.0
General Reserve for Possible Loan Losses	7.4	9.6
Reserve for Specific Borrowers under Support	—	1.8
Collateral, Guaranty	7.7	13.3
Total (B)	¥25.5	¥35.7
Coverage Ratio (B)/(A)	100.3%	122.3%

Note: The figures shown on this page are non-consolidated.

Self-Assessment of Assets and Disclosed Problem Loans

(Billions of yen)

Obligor Classifications		Self-Assessment of Assets: Unclassified	Category II Exposure	Category III Exposure	Category IV Exposure	Collateral and Guaranty	Reserve	Coverage Ratio
Bankrupt Obligors	1.0	—	1.0	—	—	1.0	—	100.0%
Substantially Bankrupt Obligors	1.7	0.0	1.7	—	—	1.7		
Intensive Control Obligors	13.9	9.2	3.6	0.9	—	3.8	8.6	89.5%
Watch Obligors: Special Attention Obligors	13.0	0.2	12.7			1.2	2.7	30.9%
Watch Obligors: Other Watch Obligors	46.4	1.8	44.5					
Normal Obligors; Others	1,122.1	1,122.1						
Subtotal						7.6	11.4	64.9%

	Self-Assessment of Assets (After Reserves and Write-Offs)			
Total Exposures 1,198.4	1,133.6	63.7	0.9	—
Ratio	94.6%	5.3%	0.1%	—

Disclosed Claims under Insurance Business Law	
Claims against Bankrupt and Quasi-Bankrupt Obligors	2.8
Claims with Collection Risk	13.9
Claims for Special Attention	8.6
Other Special Attention Obligors	4.3
Other Watch Obligors	46.4
Claims against Normal Obligors	1,172.9
Total Exposures (A)	1,198.4
Claims Other Than Claims against Normal Obligors (B)	25.4
Ratio (B/A)	2.1%

Risk-Monitored Loans	
Loans to Bankrupt Borrowers	1.0
Non-Accrual Past Due Loans	15.7
Loans Past Due for 3 Months or More	0.3
Loans with Altered Lending Conditions	8.3
Other Loans	1,107.1
Total Exposures (A)	1,132.5
Total Risk-Monitored Loans (B)	25.4
Ratio (B/A)	2.2%

As of March 31, 2001

Obligor Classifications

Normal Obligors	Obligors recognized to be performing well and having no significant financial problems
Watch Obligors	Obligors who need to be monitored carefully
Intensive Control Obligors	Obligors with a high potential risk of going bankrupt
Substantially Bankrupt Obligors	Obligors who are subsequently bankrupt although legal and/or formal bankruptcy causes have not yet occurred
Bankrupt Obligors	Obligors who are legally and/or formally bankrupt

Asset Classifications

Unclassified	Assets for which there is no concern over collection or value
Category II	Assets that contain a higher-than-ordinary risk, due to unsatisfactory conditions for repayment or credibility problems
Category III	Assets for which there is significant concern over complete collection or value, thereby carrying a high possibility of incurring losses
Category IV	Assets which cannot be collected or have no value

Note: The figures shown on this page are non-consolidated.

CONSOLIDATED BALANCE SHEETS

As of March 31

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
Assets:				
Cash and deposits	**¥ 246,252**	¥ 189,451	¥ 438,021	**$ 1,987,506**
Call loans	**228,500**	108,805	45,443	**1,844,229**
Monetary claims purchased	**27,795**	9,599	24,833	**224,334**
Monetary trust	**247,899**	296,406	198,255	**2,000,799**
Securities	**3,752,015**	3,683,039	3,275,552	**30,282,606**
Loans	**1,126,428**	1,133,078	1,230,105	**9,091,428**
Property and equipment (including real estate for rent)	**180,407**	214,761	202,239	**1,456,069**
Due from agency	**—**	0	0	**—**
Due from reinsurers	**1,156**	954	1,167	**9,330**
Other assets	**62,180**	65,868	84,995	**501,856**
Deferred tax assets	**67,414**	72,084	—	**544,100**
Translation adjustments	**—**	1,067	987	**—**
Reserve for possible loan losses	**(18,147)**	(21,931)	—	**(146,464)**
Total assets	**¥5,921,904**	¥5,753,183	¥5,501,601	**$47,795,835**
Liabilities:				
Policy reserves	**¥5,513,425**	¥5,380,909	¥5,163,643	**$44,498,991**
Reserve for outstanding claims	**44,102**	46,309	45,234	**355,948**
Policy reserve	**5,355,703**	5,222,678	5,009,270	**43,226,012**
Reserve for dividends to policyholders	**113,619**	111,921	109,138	**917,021**
Due to agency	**0**	—	—	**0**
Due to reinsurers	**742**	605	537	**5,988**
Other liabilities	**118,075**	128,187	135,874	**952,986**
Reserve for possible loan losses	**—**	—	16,143	**—**
Reserve for employees' retirement benefits	**60,219**	29,145	13,967	**486,029**
Reserve for losses on sale of loans	**62**	5,475	3,945	**500**
Reserve for price fluctuations	**26,712**	25,353	24,059	**215,593**
Total liabilities	**5,719,238**	5,569,676	5,358,171	**46,160,112**
Minority Interests	**1,414**	2,562	1,897	**11,412**
Equity:				
Fund	**6,800**	13,600	20,400	**54,882**
Surplus	**154,398**	167,345	121,132	**1,246,150**
Net unrealized gains on securities, net of income taxes	**40,378**	—	—	**325,891**
Translation adjustments	**(324)**	—	—	**(2,615)**
Total equity	**201,252**	180,945	141,532	**1,624,309**
Total liabilities, minority interests and equity	**¥5,921,904**	¥5,753,183	¥5,501,601	**$47,795,835**

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Ordinary Revenue:	**¥1,277,286**	¥1,433,450	¥1,477,905	**$10,309,007**
Income from insurance and reinsurance premiums	**1,072,245**	1,136,904	1,192,881	**8,654,116**
Investment income	**191,512**	287,054	276,954	**1,545,698**
Interest, dividends and income from real estate for rent	**150,043**	172,178	188,264	**1,211,000**
Gains from monetary trust	**—**	38,327	13,335	**—**
Gains on sale of securities	**37,145**	55,954	71,593	**299,798**
Gains on redemption of securities	**—**	1,075	1,055	**—**
Valuation gains on separate accounts	**—**	7,347	2,474	**—**
Foreign exchange gains, net	**—**	10,169	—	**—**
Other investment income	**226**	2,001	231	**1,824**
Gains from separate accounts, net	**4,097**	—	—	**33,066**
Other ordinary income	**13,263**	9,296	8,069	**107,046**
Equity in net income of affiliated companies	**265**	194	—	**2,138**
Ordinary Expenses:	**1,193,124**	1,394,360	1,405,813	**9,629,733**
Insurance claims and other payments	**864,988**	869,346	968,980	**6,981,339**
Provision for policy and other reserves	**134,563**	216,281	155,870	**1,086,061**
Provision for outstanding claims	**—**	1,074	2,469	**—**
Provision for policy reserve	**133,025**	213,407	150,771	**1,073,648**
Interest on reserve for dividends to policyholders	**1,537**	1,798	2,629	**12,405**
Investment expenses	**65,702**	181,256	149,183	**530,282**
Interest expense	**173**	620	719	**1,396**
Losses from monetary trust	**1,772**	—	—	**14,301**
Losses on investment in trading securities	**3,364**	—	—	**27,150**
Losses on sale of securities	**25,139**	46,668	40,543	**202,897**
Devaluation losses on securities	**10,788**	86,825	52,040	**87,070**
Amortization of securities	**—**	16,466	17,521	**—**
Valuation losses on separate accounts	**—**	4,984	2,387	**—**
Losses from derivatives	**12,506**	—	—	**100,936**
Foreign exchange losses, net	**2,620**	—	11,790	**21,146**
Provision for possible loan losses	**3,055**	16,233	11,789	**24,656**
Write-off of loans	**—**	353	54	**—**
Depreciation of real estate for rent	**3,532**	3,880	3,796	**28,506**
Other investment expenses	**2,748**	5,224	8,540	**22,179**
Operating expenses	**105,715**	109,415	114,282	**853,228**
Other ordinary expenses	**22,155**	18,060	17,495	**178,813**
Ordinary Profit:	**84,161**	39,090	72,092	**679,265**

(Continued from previous page)

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Extraordinary Gains:	¥ 5,290	¥ 636	¥ 461	$ 42,695
Gains on sale of property and equipment	2,777	636	461	22,413
Reversal of reserve for losses on sale of loans	499	—	—	4,027
Recoveries from bad debts previously written off	321	—	—	2,590
Gains on sale of affiliate company's stock	50	—	—	403
Gains on changes in equity of group companies	1,624	—	—	13,107
Other	17	—	—	137
Extraordinary Losses:	66,928	22,432	8,034	540,177
Losses on sale or disposal of property and equipment	30,569	4,166	5,293	246,723
Provision for losses on sale of loans	—	1,582	1,052	—
Provision for price fluctuation reserve	1,358	1,293	1,070	10,960
Accelerated depreciation on real estate	—	—	158	—
Contribution to social welfare services	295	325	460	2,380
Cumulative effect of prior years' provision for employees' retirement benefits due to the accounting change in 2000 and due to adoption of the new accounting standard in 2001	31,591	14,807	—	254,971
Other	3,114	256	—	25,133
Income before Income Taxes	22,523	17,294	64,519	181,783
Income Taxes:				
Current	14,234	7,762	19,859	114,882
Deferred	(18,090)	(15,408)	—	(146,004)
Minority Interests	133	269	314	1,073
Net Income	¥ 26,245	¥ 24,670	¥ 44,344	$ 211,824

CONSOLIDATED STATEMENTS OF SURPLUS

Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Balance at Beginning of Year	¥167,345	¥121,132	¥117,577	$1,350,645
Cumulative Effect of Prior Years' Deferred Income Taxes	—	56,482	—	—
Additions:	817	—	—	6,594
Increase in surplus due to newly consolidated companies	817	—	—	6,594
Deductions:	40,010	34,939	40,789	322,921
Decrease in surplus due to deconsolidated companies	23	—	—	185
Transfer to reserve for dividends to policyholders	39,536	34,316	39,953	319,096
Interest on fund	364	546	728	2,937
Bonuses to directors and statutory auditors	85	76	106	686
Other	0	—	—	0
Net Income	26,245	24,670	44,344	211,824
Balance at End of Year	¥154,398	¥167,345	¥121,132	$1,246,150

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
I Cash Flows from Operating Activities:			
Income before income taxes	¥ 22,523	¥ 17,294	$ 181,783
Depreciation of real estate for rent	3,532	3,880	28,506
Other depreciation and amortization	9,513	6,571	76,779
Increase (decrease) in reserve for outstanding claims	(2,206)	1,074	(17,804)
Increase in policy reserve	133,025	213,407	1,073,648
Increase in reserve for dividends to policyholders	1,537	1,798	12,405
Increase in reserve for possible loan losses	3,055	16,233	24,656
Write-off of loans	—	353	—
Increase in reserve for employees' retirement benefits	31,064	15,177	250,718
Increase (decrease) in reserve for losses on sale of loans	(5,413)	1,582	(43,688)
Increase in reserve for price fluctuations	1,358	1,293	10,960
Interest, dividends and income from real estate for rent	(150,043)	(172,178)	(1,211,000)
(Gains) losses on sale of securities	(3,624)	90,566	(29,249)
Interest expenses	173	620	1,396
Exchange gains and losses	3,099	(10,692)	25,012
Losses on sale or disposal of property and equipment	27,241	3,303	219,862
Equity in net income of affiliated companies	(265)	(194)	(2,138)
(Increase) decrease in amount due from agency	0	(0)	0
(Increase) decrease in amount due from reinsurers	(202)	212	(1,630)
Decrease in other assets	4,012	13,715	32,380
Increase in amount due to agency	0	—	0
Increase in amount due to reinsurers	137	68	1,105
Increase (decrease) in other liabilities	3,805	(2,751)	30,710
Other, net	16,661	(35,655)	134,471
Subtotal	98,984	165,682	798,902
Interest, dividends and income from real estate for rent received	161,671	174,278	1,304,850
Interest paid	(207)	(654)	(1,670)
Dividends paid to policyholders	(39,334)	(33,312)	(317,465)
Other, net	4,665	19,794	37,651
Income taxes paid	(4,922)	(12,538)	(39,725)
Net Cash Provided by Operating Activities	220,856	313,250	1,782,534

(Continued from previous page)

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
II Cash Flows from Investing Activities:			
Net increase in short-term investments	¥ 107	¥ 24,159	$ 863
Proceeds from sale and redemption of monetary claims purchased	1,000	5,949	8,071
Investments in monetary trust	(40,300)	(171,040)	(325,262)
Proceeds from monetary trust	7,641	33,791	61,670
Purchase of securities	(1,283,972)	(1,584,678)	(10,362,970)
Sale and redemption of securities	1,330,203	1,155,825	10,736,101
Investments in loans	(366,569)	(233,865)	(2,958,587)
Collections on loans	366,887	320,274	2,961,154
Other, net	(24,442)	118	(197,271)
Subtotal	(9,444)	(449,465)	(76,222)
(I + II)	211,411	(136,215)	1,706,303
Purchase of property and equipment	(10,383)	(22,920)	(83,801)
Proceeds from sale of property and equipment	7,814	1,157	63,066
Net cash paid related to sale of subsidiaries	(3,299)	—	(26,626)
Net Cash Used in Investing Activities	(15,314)	(471,228)	(123,599)
III Cash Flows from Financing Activities:			
Repayments of debt	(377)	(3)	(3,042)
Repayments of fund	(6,800)	(6,800)	(54,882)
Interest paid related to fund	(364)	(546)	(2,937)
Other, net	(2)	(3)	16
Net Cash Used in Financing Activities	(7,544)	(7,353)	(60,887)
IV Effect of Exchange Rate Changes on Cash and Cash Equivalents	(3,096)	(4,754)	(24,987)
V Net Increase (Decrease) in Cash and Cash Equivalents	194,901	(170,086)	1,573,050
VI Cash and Cash Equivalents at Beginning of Year	300,714	470,913	2,427,070
VII Increase in Cash and Cash Equivalents due to Newly Consolidated Subsidiaries	476	—	3,814
VIII Decrease in Cash and Cash Equivalents due to Deconsolidated Subsidiaries	—	(112)	—
Cash and Cash Equivalents at End of Year	¥ 496,091	¥ 300,714	$ 4,003,962

NON-CONSOLIDATED BALANCE SHEETS

As of March 31

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
Assets:				
Cash and deposits	**¥ 226,895**	¥ 159,015	¥ 420,249	**$ 1,831,275**
Call loans	**228,500**	108,805	45,443	**1,844,229**
Monetary claims purchased	**27,795**	9,599	24,833	**224,334**
Monetary trust	**247,899**	296,406	198,255	**2,000,799**
Securities	**3,751,997**	3,685,501	3,278,384	**30,282,461**
Government bonds	**441,354**	567,171	779,995	**3,562,179**
Municipal bonds	**1,198,704**	1,077,433	790,806	**9,674,769**
Corporate bonds	**972,148**	925,591	846,640	**7,846,230**
Domestic stocks	**479,893**	382,773	392,322	**3,873,228**
Foreign securities	**551,180**	603,119	411,925	**4,448,587**
Other securities	**108,715**	129,412	56,695	**877,441**
Loans	**1,132,569**	1,141,680	1,235,606	**9,140,992**
Property and equipment (including real estate for rent)	**175,434**	206,584	197,126	**1,415,932**
Due from agency	**—**	0	0	**—**
Due from reinsurers	**1,156**	954	1,167	**9,330**
Other assets	**60,065**	73,921	81,541	**484,786**
Deferred tax assets	**65,825**	71,775	—	**531,275**
Reserve for possible loan losses	**(17,754)**	(20,651)	—	**(143,292)**
Total assets	**¥5,900,384**	¥5,733,592	¥5,482,608	**$47,622,146**
Liabilities:				
Policy reserves	**¥5,513,425**	¥5,380,909	¥5,163,643	**$44,498,991**
Reserve for outstanding claims	**44,102**	46,309	45,234	**355,948**
Policy reserve	**5,355,703**	5,222,678	5,009,270	**43,226,012**
Reserve for dividends to policyholders	**113,619**	111,921	109,138	**917,021**
Due to agency	**0**	—	—	**0**
Due to reinsurers	**742**	605	537	**5,988**
Other liabilities	**103,905**	113,164	121,117	**838,619**
Reserve for possible loan losses	**—**	—	12,937	**—**
Reserve for employees' retirement benefits	**60,039**	29,125	13,960	**484,576**
Reserve for losses on sale of loans	**62**	5,475	3,945	**500**
Reserve for losses on supporting designated debtors	**—**	1,820	2,420	**—**
Reserve for price fluctuations	**26,712**	25,353	24,059	**215,593**
Total liabilities	**5,704,887**	5,556,453	5,342,620	**46,044,285**
Equity:				
Fund	**6,800**	13,600	20,400	**54,882**
Legal reserves	**29,101**	22,061	15,061	**234,874**
Surplus	**119,189**	141,478	104,526	**961,977**
Voluntary reserves	**62,640**	61,985	61,559	**505,569**
Unappropriated surplus	**56,549**	79,492	42,967	**456,408**
Net unrealized gains on securities, net of income taxes	**40,405**	—	—	**326,109**
Total equity	**195,496**	177,139	139,987	**1,577,853**
Total liabilities and equity	**¥5,900,384**	¥5,733,592	¥5,482,608	**$47,622,146**

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Ordinary Revenue and Expenses				
Ordinary Revenue:	¥1,269,183	¥1,426,537	¥1,472,858	$10,243,607
Income from insurance and reinsurance premiums	1,072,245	1,136,904	1,192,881	8,654,116
Investment income	191,572	287,088	276,804	1,546,182
Interest, dividends and income from real estate for rent	150,173	172,417	188,227	1,212,050
Gains from monetary trust	—	38,327	13,335	—
Gains on sale of securities	37,183	55,831	71,593	300,104
Gains on redemption of securities	—	1,073	1,054	—
Valuation gains on separate accounts	—	7,347	2,474	—
Foreign exchange gains, net	—	10,169	—	—
Other investment income	118	1,920	118	952
Gains from separate accounts, net	4,097	—	—	33,066
Other ordinary income	5,365	2,544	3,173	43,301
Ordinary Expenses:	1,186,929	1,392,005	1,401,773	9,579,733
Insurance claims and other payments	864,988	869,346	968,980	6,981,339
Provision for policy and other reserves	134,563	216,281	155,870	1,086,061
Provision for outstanding claims	—	1,074	2,469	—
Provision for policy reserve	133,025	213,407	150,771	1,073,648
Interest on reserve for dividends to policyholders	1,537	1,798	2,629	12,405
Investment expenses	66,112	181,191	147,980	533,591
Interest expense	170	620	718	1,372
Losses from monetary trust	1,772	—	—	14,301
Losses on investment in trading securities	3,364	—	—	27,150
Losses on sale of securities	25,129	46,594	40,524	202,816
Devaluation losses on securities	10,788	86,766	52,034	87,070
Amortization of securities	—	16,460	17,521	—
Losses from derivatives	12,506	—	—	100,936
Valuation losses on separate accounts	—	4,984	2,387	—
Foreign exchange loss, net	2,620	—	11,764	21,146
Provision for possible loan losses	3,478	16,667	10,687	28,071
Write-off of loans	—	—	25	—
Depreciation of real estate for rent	3,532	3,880	3,796	28,506
Other investment expenses	2,748	5,217	8,521	22,179
Operating expenses	107,228	109,751	114,607	865,439
Other ordinary expenses	14,036	15,435	14,334	113,284
Ordinary Profit:	82,254	34,531	71,085	663,874

(Continued from previous page)

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Extraordinary Gains and Losses				
Extraordinary Gains:	¥ 3,588	¥ 629	¥ 459	$ 28,958
Gains on sale of property and equipment	2,773	629	459	22,380
Reversal of reserve for losses on sale of loans	499	—	—	4,027
Recoveries from bad debts previously written off	315	—	—	2,542
Extraordinary Losses:	64,720	21,154	10,916	522,356
Losses on sale or disposal of property and equipment	29,259	3,145	5,754	236,150
Provision for losses on sale of loans	—	1,582	1,052	—
Provision for supporting designated debtors	—	—	2,420	—
Provision for price fluctuation reserve	1,358	1,293	1,070	10,960
Accelerated depreciation on real estate	—	—	158	—
Contribution to social welfare services	295	325	460	2,380
Cumulative effect of prior years' provision for employees' retirement benefits due to the accounting change in 2000 and due to adoption of the new accounting standard in 2001	31,537	14,807	—	254,535
Losses on sale of investment in affiliates	2,270	—	—	18,321
Income before Income Taxes	21,122	14,007	60,628	170,476
Income Taxes:				
Current	13,300	6,909	18,741	107,344
Deferred	(16,896)	(15,593)	—	(136,368)
Net Income	24,718	22,692	41,887	199,499
Unappropriated Surplus at Beginning of Year	31,304	—	—	252,655
Cumulative Effect of Prior Years' Deferred Income Taxes	—	56,181	—	—
Reversal of Voluntary Reserve Held in Equity	526	619	1,080	4,245
Unappropriated Surplus at End of Year	¥ 56,549	¥ 79,492	¥ 42,967	$ 456,408

NON-CONSOLIDATED STATEMENTS OF SURPLUS

Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	2001
Unappropriated Surplus:	**¥56,549**	¥79,492	¥42,967	**$456,408**
Reserve for dividends to policyholders	**33,249**	39,536	34,316	**268,353**
Legal reserves for future loss	**170**	240	200	**1,372**
Transfer to reserve for redemption of fund	**6,800**	6,800	6,800	**54,882**
Interest on fund	**181**	364	546	**1,460**
Bonuses to directors and statutory auditors	**50**	65	59	**403**
Transfer to voluntary reserves	**1,714**	1,181	1,045	**13,833**
Surplus Carried Forward	**¥14,381**	¥31,304	¥ —	**$116,069**

Translator's Notes:

1. These financial statements are English-language translations of the statements reported by Daido Life Insurance Company to its policyholders under the requirements of the Japanese Commercial Code and the application of the Insurance Business Law. The original financial statements were prepared in conformity with the generally accepted accounting principles and practices in Japan.
2. These financial statements reflect the effects of new accounting standards. Major new accounting standards include accounting for deferred income taxes, effective April 1, 1999, and accounting for financial instruments, accounting for employees' retirement benefits and accounting for foreign currency translation, effective April 1, 2000. In accordance with the new accounting standards for financial instruments, investments in securities are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable market prices (marketable available-for-sale securities) are stated at fair value. Unrealized gains and losses on trading securities are recognized in earnings, whereas marketable available-for-sale securities are included in a separate component of equity, net of income taxes. Held-to-maturity and available-for-sale securities without readily obtainable market prices are stated at cost. Prior to the adoption of the new accounting standards, the Company's marketable equity securities, securities in monetary trusts and certain listed securities in domestic markets, such as foreign currency securities, convertible bonds and bonds with warrants, were stated at the lower of cost or market value, and all other securities were stated at cost. Due to the adoption of the new accounting standards, certain reclassifications were made without any retroactive amendments. Accordingly, there are some inconsistencies in the presentation of these financial statements.
3. Effective April 1, 1999, the Company made an accounting change to the reserve for retirement benefits. Previously, the Company had established the reserve at 40% of the amount which would be required to be paid if all employees covered under the plan voluntarily terminated their employment at the balance sheet date. However, the Company increased the level of the reserve to 100%.
4. Dollar amounts are converted from Japanese yen, for convenience only, at ¥123.90=US$1.00, the average exchange rate prevailing on March 30, 2001.
5. Yen figures less than one million and dollar figures less than one thousand are omitted.

BOARD OF DIRECTORS AND AUDITORS

President
Naoteru Miyato

Executive Vice President
Takashi Saito

Senior Managing Directors
Kazunari Ohno
Hideki Sakane
Muneo Takeuchi

Managing Directors
Kenji Suga
Osamu Koyama
Haruo Kuramochi
Kazuki Nakamoto

Directors
Tsugujiro Nakatsukasa
Shuichi Hatano
Yoshiyuki Moriguchi
Takeharu Hotta
Toshiyuki Shinka
Tsutomu Igarashi
Yasunobu Matsukawa
Tetsuhiro Kida
Sounosuke Usui
Kazuhiro Funakoshi
Yasuhiko Ohyama

Standing Auditor
Takuzo Yamada

Auditors
Masanao Iechika
Umeji Nishijima
Yurio Fukugawa

(As of July 12, 2001)

DAIDO LIFE GROUP

Zenkoku Business Center Co., Ltd. (Tokyo)
Daido Kosan Co., Ltd. (Osaka)
Daido Life Calculation Center Co., Ltd. (Osaka)
Nihon System Shuno, Inc. (Osaka)
Daiko Building Service Co., Ltd. (Osaka)
Daido Management Service Co., Ltd. (Tokyo)
Daido Life Investment Trust Management Co., Ltd. (Tokyo)
Daido Life Confirm Co., Ltd. (Osaka)
T&D Asset Management (U.S.A.) Inc. (New York)
Daido Life Customer Service (Osaka)
Daido Life Leasing Co., Ltd. (Osaka)
T&D Taiyo Daido Asset Management Co., Ltd. (Tokyo)
Daido Life Credit Service Co., Ltd. (Osaka)
Daido Properties Investment Inc. (New York)
T&D Confirm Ltd. (Tokyo)
T&D Asset Management Cayman Inc. (Cayman)
Sinopia T&D Asset Management Co., Ltd. (Tokyo)

(As of July 12, 2001)

CORPORATE HISTORY

1902 July Daido Life Insurance Company was established through a merger of three insurers, Asahi Life (former company name, Shinshu Life: founded in 1895), Gokoku Life (founded in 1896), and Hokkai Life (founded in 1898), based on the corporate philosophy of "Customer-Oriented Service" and "Steady Management." The name "Daido" (meaning "mainly the same") originated in the motto, "Throw out the insignificant differences and concentrate on the major similarities."

1947 July Reestablished as a mutual company in commemoration of the 45th anniversary of the Company

1954 May Business tie-up with The Sanwa Bank, Limited, which is one of the major banks in Japan

1971 Apr. Business tie-up with AIU Insurance Co., Ltd., a subsidiary of AIG

June Entrusted as the official insurer for the comprehensive insurance plan, "Ohgata Hosho Plan" which was implemented by National Federation of Corporate Taxpayers Associations

Nov. Entrusted as the official insurer for the comprehensive insurance plan, "Ohgata Hosho Plan" which was implemented by Tax Payment Associations

1976 Mar. Entrusted as the official insurer for TKC Corporate Defense Plan, implemented by TKC National Federation, one of the major associations of tax accountants and CPAs.

Business tie-up with AIG

1987 July New Corporate Identity system introduced in commemoration of Daido Life's 85th anniversary

1993 Oct. Daido Life's new head office building completed in Osaka; Daido Life's head office (Osaka) moved to 1-2-1 Edobori, Nishi-ku, Osaka

1996 July Raised foundation fund to ¥35 billion

1999 Jan. Entered into a comprehensive partnership agreement with Taiyo Mutual Life Insurance Company

July Entered into a partnership agreement with six financial institutions, known as "Financial One": The Sanwa Bank, Limited, Taiyo Mutual Life Insurance Company, Tsubasa Securities Co., Ltd., Tokai Bank, Limited, Toyo Trust & Banking Co., Ltd., and Nipponkoa Insurance Co., Ltd. (company names as of July 2001)

Oct. Daido Life Asset Management Co., Ltd., and Taiyo Life Gamma Asset Management, Ltd., merged to form T&D Taiyo Daido Asset Management Co., Ltd.

2001 July Demutualization plan approved at policyholders' representative meeting

OSAKA
Daido Life Insurance Company
1-2-1 Edobori, Nishi-ku, Osaka 550-0002, Japan
Tel: 81-6-6447-6111

Public Relations Department
Tel: 81-6-6447-6258 Fax: 81-6-6459-1142

TOKYO
Daido Life Insurance Company
2-7-4 Nihonbashi, Chuo-ku, Tokyo 103-0027, Japan
Tel: 81-3-3281-0111

Public Relations Department
Tel: 81-3-3281-1148 Fax: 81-3-3274-5929

NEW YORK
T&D Asset Management (U.S.A.) Inc.
450 Lexington Avenue, Suite 3850, New York,
NY 10017, U.S.A.
Tel: 1-212-490-3588 Fax: 1-212-490-3809

URL: http//www.daido-life.co.jp/

This report is printed on recycled paper.
Printed in Japan

Exhibit A

(Summary English Translation)

June 4, 2001

To Concerned Parties:

Daido Life Insurance Company

<u>Proposed Financial Report for Fiscal Year 2000</u>

Daido Life Insurance Company will submit the proposed financial report for fiscal year 2000 at the 54th Ordinary Policyholders' Representatives Meeting to be held on July 12, 2001.

Outline of the financial statements is as follows:

< Table of Contents >

I Outline of Proposed Financial Report

1. Principal Results of Operations

(1) Policy Amount in Force

(Yen in 100 Millions, %)

	As of March 31, 2001		As of March 31, 2000	
		Percentage compared to previous year		Percentage compared to previous year
Individual insurance	378,835	99.9	379,325	99.5
Individual annuities	11,062	97.2	11,386	96.6
Sub-total	389,897	99.8	390,711	99.5
Group insurance	115,850	100.1	115,747	100.0
Group annuities	25,743	101.5	25,353	104.6

(2) New Policy Amount

(Yen in 100 Millions, %)

	Year ended March 31, 2001			
	New policy amount + Increase from conversions			
		Percentage compared to previous year	New policies	Net increase from conversions
Individual insurance	43,468	95.1	43,302	166
Individual annuities	546	109.4	544	1
Sub-total	44,014	95.3	43,847	167
Group insurance	2,594	103.9	2,594	
Group annuities	52	654.5	52	

(Yen in 100 Millions, %)

	Year ended March 31, 2000			
	New policy amount + Increase from conversions			
		Percentage compared to previous year	New policies	Net increase from conversions
Individual insurance	45,704	97.1	45,127	576
Individual annuities	499	73.4	499	0
Sub-total	46,203	96.8	45,626	576
Group insurance	2,497	47.7	2,497	
Group annuities	8	166.4	8	

(3) Principal Items of Revenue and Expense

(Yen in 100 Millions, %)

	Year ended March 31, 2001		Year ended March 31, 2000	
		Percentage compared to previous year		Percentage compared to previous year
Income from insurance premiums	10,722	94.3	11,369	95.3
Income from insurance premium	10,711	94.3	11,358	95.3
Investment income	1,915	66.7	2,870	103.7
Insurance claims and other payments	8,649	99.5	8,693	89.7
Investment expenses	661	36.5	1,811	122.4
Ordinary profit	822	238.2	345	48.6

(4) Appropriation of Surplus

(Yen in 100 Millions, %)

	Year ended March 31, 2001		Year ended March 31, 2000	
		Percentage compared to previous year		Percentage compared to previous year
Unappropriated surplus	565	71.1	794	185.0
Transfer to reserve for policyholder dividends	332	84.1	395	115.2
Net surplus	89	103.1	86	100.0
Balance carried forward at end of year	143	45.9	313	-

(5) Total Assets

(Yen in 100 Millions, %)

	As of March 31, 2001		As of March 31, 2000	
		Percentage compared to previous year		Percentage compared to previous year
Total assets	59,003	102.9	57,335	104.6
(Increase/decrease in assets)	1,667	66.5	2,509	184.2

2. Policy Amount in Force by Type of Coverage as of March 31, 2001

(Thousands, Yen in 100 Millions)

Item	Individual insurance		Individual annuities		Group insurance		Total	
	Number of policies	Policy amount	Number of policies	Policy amount	Number of policies	Policy amount	Number of policies	Policy amount
Death coverage:								
Ordinary death	1,978	377,949	-	292	28,746	115,845	30,724	494,088
Accidental death	562	94,744	2	158	2,021	23,607	2,585	118,510
Other conditional death	2	31	-	-	25	416	27	448
Life coverage	37	885	126	10,769	2	4	166	11,659
Hospital coverage:								
Hospital admission from accident	995	56	7	0	1,228	32	2,230	88
Hospital admission from disease	992	56	7	0	-	-	999	56
Other conditional death	676	42	5	0	12	0	693	42
Disability coverage	364	-	1	-	1,669	-	2,035	-
Surgical coverage	1,004	-	7	-	-	-	1,011	-

(Thousands, Yen in 100 Millions)

Item	Group annuities		Asset accumulation /asset accumulation annuity insurance		Total	
	Number of policies	Policy amount	Number of policies	Policy amount	Number of policies	Policy amount
Life coverage	10,797	25,743	3	53	10,801	25,797

(Thousands, Yen in Millions)

Item	Medical coverage insurance	
	Number of policies	Policy amount
Hospital coverage	391	109

(Thousands, Yen in Millions)

Item	Disability coverage insurance	
	Number of policies	Policy amount
Total disability coverage	83	1,911

3. Examples of Policyholder Dividends Based on Proposed Financial Report for Fiscal Year 2000

Policyholder dividends based on business results for fiscal year 2000 are as follows:

(1) Individual insurance/individual annuities

- Dividends based on investment yields will decrease by ¥30 (or in the case of a single premium individual annuity based on an assumed investment yield of 1.75% or lower, ¥20) per ¥10,000 of policy reserve.
- Dividends based on mortality rate will decrease as to a part of renewed term insurance contracts.
- Dividends based on administrative expense levels and dividends for hospital related riders etc. will be unchanged.
- The rate of special dividends in proportion to premiums and that of special dividends in proportion to policy reserves will decrease. As we guarantee payments of an amount equal to the amount that would have been paid if the contracts expired in fiscal year 2000, however, the amounts of special dividends on each contract will not decrease.

(2) Group annuities

- No policyholder dividends will be paid.

Examples of policyholder dividends for term insurance, whole life insurance with term insurance rider and endowment insurance are mentioned.

4. Results of Investments of General Account Assets for Fiscal Year 2000

(1) Results of investments for fiscal year 2000

Changes in stock prices, interest rates and exchange rates in Japan in fiscal year 2000 and the Company's investment policy are provided.

Outline of results of investments

General account assets as of March 31, 2001 were ¥5,651.9 billion (¥5,506.4 billion as of March 31, 2000) and increased ¥145.5 billion compared to the previous year (figures provided in parentheses hereinafter are those as of March 31, 2000).

The Company emphasized maintaining stable returns and aimed to increase its returns within an acceptable risk level by investing in domestic stocks, foreign securities and other higher risk assets. The principal asset portfolio as of March 31, 2001 was as follows: 44.9% (45.3%) domestic bonds, 6.8% (5.6%) domestic stocks, 8.6% (9.9%) foreign securities, and 20.0% (20.7%) loans.

Principal investment income and expenses were as follows: interest, dividends and income from real estate for rent were ¥150.1 billion, gains on sale of securities were ¥37.1 billion, losses on sale of securities were ¥25.1 billion, devaluation losses on securities were ¥10.7 billion, net losses from monetary trusts were ¥1.7 billion, net losses on investments in trading securities were ¥3.3 billion, net losses from derivatives were ¥12.5 billion, net foreign exchange losses were ¥2.6 billion, provision for reserve for possible loan losses were ¥3.4 billion, and depreciation of real estate for rent were ¥3.5 billion.

Information on consolidation of the Company's subsidiary and Taiyo Life's subsidiary is provided.

(2) Asset portfolio

(Yen in Millions) (For reference)

	As of March 31, 2001		As of March 31, 2000		(For reference) As of March 31, 2001	
	Amount	% of total	Amount	% of total	Amount	% of total
Cash, deposits and call loans	446,657	7.9%	249,913	4.5%	446,657	7.9%
Account for bonds purchased under repurchase agreements	-	-			-	-
Monetary claims purchased	27,795	0.5			27,795	0.5
Securities for sale	-	-	-	-	-	-
Monetary trusts	247,899	4.4	296,406	5.4	278,212	5.0
Securities	3,513,676	62.2	3,477,347	63.2	3,429,242	61.0
Domestic bonds	2,538,626	44.9	2,492,244	45.3	2,532,827	45.0
Domestic stocks	383,209	6.8	308,443	5.6	334,534	6.0
Foreign securities	483,125	8.6	547,246	9.9	447,396	8.0
Foreign bonds	300,316	5.3	394,799	7.2	276,836	4.9
Foreign stocks	182,808	3.3	152,447	2.8	170,560	3.1
Other securities	108,715	1.9	129,412	2.4	114,484	2.0
Loans	1,132,569	20.0	1,141,680	20.7	1,132,569	20.1
Policy loans	55,942	1.0	39,091	0.7	55,942	1.0
Ordinary loans	1,076,626	19.0	1,102,588	20.0	1,076,626	19.1
Real estate	174,250	3.1	205,378	3.7	174,250	3.1
Net deferred tax assets	65,825	1.1	71,775	1.3	88,672	1.6
Other assets	61,064	1.1	84,556	1.5	61,063	1.1
Reserve for possible loan losses	(17,754)	(0.3)	(20,651)	(0.4)	(17,754)	(0.3)
Total	5,651,984	100.0	5,506,406	100.0	5,620,708	100.0
Assets in foreign currency	399,979	7.1	502,051	9.1	364,612	6.5

(Note) Monetary trusts, trading securities and available-for-sale securities as of March 31, 2001 are stated at fair value. The table "For reference" shows asset portfolio before being stated at fair value.

Changes in the Company's assets for fiscal years 2000 and 1999 are mentioned.

5. Balance Sheet

(Yen in Millions)

	As of March 31, 2001	As of March 31, 2000
(Assets)		
Cash and deposits	**226,895**	**159,015**
Cash	209	97
Deposits	226,686	158,917
Call loans	**228,500**	**108,805**
Money claims purchased	**27,795**	**9,599**
Monetary trusts	**247,899**	**296,406**
Securities	**3,751,997**	**3,685,501**
Japanese national government bonds	441,354	567,171
Domestic municipal bonds	1,198,704	1,077,433
Domestic corporate bonds	972,148	925,591
Domestic stocks	479,893	382,773
Foreign securities	551,180	603,119
Other securities	108,715	129,412
Loans	**1,132,569**	**1,141,680**
Policy loans	55,942	39,091
Ordinary loans	1,076,626	1,102,588
Property and equipment	**175,434**	**206,584**
Land	94,684	116,048
Buildings	79,396	88,167
Movables	1,184	1,206
Construction in process	169	1,162
Due from agency	**-**	**0**
Due from reinsurers	**1,156**	**954**
Other assets	**60,065**	**73,921**
Account receivables	9,516	24,954
Prepaid expenses	2,166	1,747
Accrued income	30,626	27,470
Money on deposit	4,578	5,052
Derivatives	0	-
Suspense payments	1,304	1,639
Other assets	11,872	13,056
Net deferred tax assets	**65,825**	**71,775**
Reserve for possible loan losses	**(17,754)**	**(20,651)**
Total assets	**5,900,384**	**5,733,592**

	As of March 31, 2001	As of March 31, 2000
(Liabilities)		
Policy reserves	**5,513,425**	**5,380,909**
Reserve for outstanding claims	44,102	46,309
Policy reserve	5,355,703	5,222,678
Reserve for policyholder dividends	113,619	111,921
Due to agency	**0**	**-**
Due to reinsurers	**742**	**605**
Other liabilities	**103,905**	**113,164**
Corporate tax payable	9,180	88
Account payable	4,052	3,137

Accrued expense	8,646	8,039
Deferred income	6,563	6,315
Deposits received	616	387
Guarantee deposits received	6,267	6,734
Derivatives	3,721	-
Suspense receipt	4,775	3,938
Other liabilities	60,081	84,523
Reserve for employees' retirement benefits	**60,039**	**29,125**
Reserve for losses on sale of loans	**62**	**5,475**
Reserve for losses to support designated debtors	**-**	**1,820**
Reserve for price fluctuations	**26,712**	**25,353**
Total liabilities	**5,704,887**	**5,556,453**
(Equity)		
Fund	**6,800**	**13,600**
Legal reserves	**29,101**	**22,061**
Revaluation reserve	53	53
Reserve for redemption of fund	28,200	21,400
Legal reserve for future loss	848	608
Surplus	**119,189**	**141,478**
Voluntary reserves	62,640	61,985
Reserve for averaging policyholder dividends	24,522	24,522
Contingency reserve	35,592	35,592
Reserve for retirement profits	1,369	1,306
Reserve for social service contributions	265	265
Reserve for tax deferment on real estate	492	-
Reserve for event marking the 100th anniversary of foundation	400	300
Unappropriated surplus	56,549	79,492
Net income	24,718	22,692
Net unrealized gains on securities	**40,405**	**-**
Total equity	**195,496**	**177,139**
Total liabilities and equity	**5,900,384**	**5,733,592**

6. Statement of Operations

(Yen in Millions)

	Year ended March 31, 2001		Year ended March 31, 2000
	Amount	Percentage compared to previous year	Amount
Ordinary revenue and expenses:			
Ordinary revenue	**1,269,183**	**89.0**	**1,426,537**
Income from insurance premiums	**1,072,245**	**94.3**	**1,136,904**
Income from insurance premium	1,071,194	94.3	1,135,810
Income from reinsurance	1,050	96.1	1,093
Investment income	**191,572**	**66.7**	**287,088**
Interest, dividends and income from real estate for rent	150,173	87.1	172,417
Interest from deposits	3,496	63.8	5,479
Interest and dividends from securities	108,949	86.3	126,303
Interest from loans	29,620	92.1	32,178
Rentals	7,816	96.0	8,142
Other interest and dividends	290	92.6	313
Gains from monetary trusts, net	-	-	38,327

Gains on sale of securities	37,183	66.6	55,831
Gains on redemption of securities, net	-	-	1,073
Valuation gains on special accounts	-	-	7,347
Foreign exchange gains, net	-	-	10,169
Other investment income	118	6.2	1,920
Gains from special accounts, net	4,097	-	-
Other ordinary income	**5,365**	**210.9**	**2,544**
Account received for annuity payments	104	89.5	117
Account received for withheld insurance payments	2,013	88.3	2,280
Reversals of reserve for outstanding claims	2,206	-	-
Reversals of reserve for employees' retirement benefits	622	-	-
Other ordinary income	417	284.1	146
Ordinary expenses	**1,186,929**	**85.3**	**1,392,005**
Insurance claims and other payments	**864,988**	**99.5**	**869,346**
Insurance claims	302,927	93.8	322,843
Annuity insurance benefits	19,359	114.9	16,844
Insurance benefits	261,626	103.3	253,258
Policy surrender payments	202,502	97.3	208,083
Other repayments	77,170	115.3	66,949
Reinsurance premiums	1,401	102.5	1,366
Provision for policy and other reserves	**134,563**	**62.2**	**216,281**
Provision for outstanding claims	-	-	1,074
Provision for policy reserve	133,025	62.3	213,407
Interest on reserve for dividends to policyholders	1,537	85.5	1,798
Investment expenses	**66,112**	**36.5**	**181,191**
Interest expenses	170	27.4	620
Losses from monetary trusts	1,772	-	-
Losses from investments in trading securities, net	3,364	-	-
Losses on sale of securities	25,129	53.9	46,594
Devaluation losses on securities	10,788	12.4	86,766
Amortization of securities	-	-	16,460
Valuation losses on special accounts	-	-	4,984
Losses from derivatives, net	12,506	-	-
Foreign exchange losses, net	2,620	-	-
Provision for reserve for possible loan losses	3,478	20.9	16,667
Depreciation of real estate for rent	3,532	91.0	3,880
Other investment expenses	2,748	52.7	5,217
Operating expenses	**107,228**	**97.7**	**109,751**
Other ordinary expenses	**14,036**	**90.9**	**15,435**
Payments of withheld insurance claims	1,647	86.1	1,914
Tax	7,119	94.7	7,518
Depreciation expenses	5,260	101.3	5,190
Provision for reserve for employees' retirement benefits	-	-	788
Other ordinary expense	8	36.6	23
Ordinary profit	**82,254**	**238.2**	**34,531**
Extraordinary gains and losses:			
Extraordinary gains	**3,588**	**569.9**	**629**
Gains on sale of property, equipment and loans	**2,773**	**440.5**	**629**
Reversal of reserve for losses on sales of loans	**499**	**-**	**-**
Recovery of bad debts previously written-off	**315**	**-**	**-**
Extraordinary losses	**64,720**	**305.9**	**21,154**
Losses on sale, disposal and devaluation of property and equipment	**29,259**	**930.2**	**3,145**

Provision for reserve for losses on sale of loans	-	-	1,582
Provision for price fluctuation reserve	1,358	105.0	1,293
Social service contributions	295	90.8	325
Provision for reserve for employees' retirement benefits	31,537	-	-
Provision for reserve for employees' retirement benefits	-	-	14,807
Losses on sale of affiliate company's stock	2,270	-	-
Income before income taxes	**21,122**	**150.8**	**14,007**
Income taxes	**13,300**	**192.5**	**6,909**
Cumulative effect of prior years' deferred income taxes	**(16,896)**	**108.4**	**(15,593)**
Net income	**24,718**	**108.9**	**22,692**
Balance at beginning of year	**31,304**	**55.7**	**56,181**
Reversal of reserve for retirement profits	**231**	**78.6**	**294**
Reversal of reserve for social service contributions	**295**	**90.8**	**325**
Unappropriated surplus	**56,549**	**71.1**	**79,492**

7. Breakdown of Ordinary Profit etc. (Core Profit)

(Yen in Millions)

		Year ended March 31, 2001	Year ended March 31, 2000
Core profit	A	114,236	96,959
Capital gains		37,183	81,921
Gains from monetary trusts		-	38,327
Gains on investments in trading securities		-	-
Gains on sale of securities		37,183	33,294
Gains from derivatives		-	-
Foreign exchange gains		-	10,299
Other capital gains		-	-
Capital losses		56,183	125,903
Losses from monetary trusts		1,772	2,583
Losses on investments in trading securities		3,364	-
Losses on sale of securities		25,129	36,553
Devaluation losses on securities		10,788	86,766
Losses from derivatives		12,506	-
Foreign exchange losses		2,620	-
Other capital losses		-	-
Total capital gains (losses)	B	(18,999)	(43,982)
Core profit including capital gains (losses)	A+B	95,236	52,977
Other one-time gains		-	-
Income from reinsurance		-	-
Reversal of contingency reserve		-	-
Other one-time gain		-	-
Other one-time losses		12,981	18,445
Reinsurance premiums		-	-
Provision for contingency reserve		7,300	4,835
Provision for reserve for specific problem loans		5,681	13,610
Provision for reserve for specific overseas loans		-	-
Write-off of loans		-	-
Other one-time loss		-	-
Total other one-time gains (losses)	C	(12,981)	(18,445)
Ordinary profit	A+B+C	82,254	34,531

8. Proposed Statement of Appropriation of Surplus

(Yen in Thousands)

	Fiscal Year 2000 Amount	Fiscal Year 1999 Amount
Unappropriated surplus	56,549,223	79,492,713
Deductions	42,167,461	48,187,962
Transfer to reserve for policyholder dividends	33,249,852	39,536,642
Balanced net surplus	8,917,609	8,651,320
Legal reserve for future losses	170,000	240,000
Reserve for redemption of fund	6,800,000	6,800,000
Interest on fund	181,741	364,480
Bonus to directors and corporate auditors	50,971	65,725
Bonus to directors	37,402	52,156
Bonus to corporate auditors	13,569	13,569
Voluntary reserves	1,714,897	1,181,115
Reserve for retirement profits	231,000	294,000
Reserve for social service contributions	316,500	295,000
Reserve for tax deferment on real estate	1,067,397	492,115
Reserve for event marking the 100th anniversary of foundation	100,000	100,000
Balance at end of year	14,381,761	31,304,750

9. Results of Provision for Policy Reserve

Method and amount of provision for policy reserve on individual insurance and individual annuities

		As of March 31, 2001	As of March 31, 2000
Method of provision	Contracts subject to provision of standard policy reserve	Standard policy reserve	Ditto
	Contracts not subject to provision of standard policy reserve	Net level premium method	Ditto
Amount of provision (excluding contingency reserve)		100%	100%

10. Status of Problem Loans

(Yen in Millions, %)

	As of March 31, 2001	As of March 31, 2000
Loans to bankrupt companies ①	1,049	1,106
Past due loans ②	15,719	20,606
Loans over due for three months or more ③	363	1,236
Restructured loans ④	8,315	6,322
Total ①+②+③+④	25,447	29,271
(% of total loans)	(2.25)	(2.56)
(% compared to normal loans)	(2.36)	(2.65)

11. Status of Loans by Classification of Obligors

(Yen in Millions)

	As of March 31, 2001	As of March 31, 2000
Bankrupt or substantially bankrupt obligors	2,807	5,220
Intensive control obligors	13,965	17,638
Watch obligors	8,694	6,498
Normal obligors	1,172,973	1,118,809
Total	1,198,440	1,148,167

12. Solvency Margin Ratio

(Yen in Millions)

		As of March 31, 2001
Total solvency margin	(A)	475,459
Total risk	(B)	125,510
Solvency margin ratio: $\frac{(A)}{(1/2)\times(B)}\times 100$		757.6%

(Yen in Millions)

		As of March 31, 2000
Total solvency margin	(A)	622,211
Total risk	(B)	123,923
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,004.2%

Breakdowns of solvency margin and risk are mentioned.

13. Status of Special Accounts as of March 31, 2001
(From April 1, 2000 to March 31, 2001)

(Yen in Millions)

	As of March 31, 2001	As of March 31, 2000
	Policy amount	Policy amount
Individual variable insurance	34,852	45,297
Individual variable annuities	14,880	-
Group annuities	202,310	184,043
Total special accounts	252,043	229,341

Status of individual variable insurance and variable annuities is mentioned.

14. Status of the Company and its Subsidiaries etc. as of March 31, 2001

(1) Principle indicators of business operations

(Yen in Millions)

	Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)
Ordinary revenue	1,277,286	1,433,450
Ordinary profit	84,161	39,090
Net income	26,245	24,670
Total assets	5,921,904	5,753,183

(2) Matters relating to scope of consolidation and accounting under the equity method

Consolidated subsidiaries	12
Non-consolidated subsidiaries accounted for under the equity method	0
Affiliates to be accounted for under the equity method	5

(3) Consolidated Balance Sheet

(Yen in Millions)

	As of March 31, 2001	As of March 31, 2000
	Amount	Amount
(Assets)		
Cash and deposits	**246,252**	**189,451**
Call loans	**228,500**	**108,805**
Monetary claims purchased	**27,795**	**9,599**
Monetary trusts	**247,899**	**296,406**
Securities	**3,752,015**	**3,683,039**
Loans	**1,126,428**	**1,133,078**
Property and equipment	**180,407**	**214,761**
Due from agency	**-**	**0**
Due from reinsurers	**1,156**	**954**
Other assets	**62,180**	**65,868**
Deferred tax assets	**67,414**	**72,084**
Translation adjustments	**-**	**1,067**
Reserve for possible loan losses	**(18,147)**	**(21,931)**
Total assets	**5,921,904**	**5,753,183**

	As of March 31, 2001	As of March 31, 2000
	Amount	Amount
(Liabilities)		
Policy reserves	**5,513,425**	**5,380,909**
Reserve for outstanding claims	44,102	46,309
Policy reserve	5,355,703	5,222,678
Reserve for policyholder dividends	113,619	111,921
Due to agency	**0**	**-**
Due to reinsurers	**742**	**605**
Other liabilities	**118,075**	**128,187**
Reserve for employees' retirement benefits	**60,219**	**-**
Reserve for employees' retirement benefits	**-**	**29,145**
Reserve for losses on sale of loans	**62**	**5,475**
Reserve for price fluctuations	**26,712**	**25,353**
Total liabilities	**5,719,238**	**5,569,676**
(Minority interests)		
Minority interests	**1,414**	**2,562**
(Equity)		
Fund	**6,800**	**13,600**
Revaluation reserve	**53**	**53**
Reserve for redemption of fund	**28,200**	**21,400**
Surplus	**126,145**	**145,892**
Net unrealized gains on securities	**40,378**	**-**
Translation adjustments	**(324)**	**-**
Total equity	**201,252**	**180,945**
Total liabilities, minority interests, and equity	**5,921,904**	**5,753,183**

(4) Consolidated Statement of Operations

(Yen in Millions)

	This consolidated fiscal year		The previous consolidated fiscal year
	Amount	Percentage compared to previous year	Amount
Ordinary revenue and expenses:			
Ordinary revenue	**1,277,286**	**89.1**	**1,433,450**
Income from insurance premiums	**1,072,245**	**94.3**	**1,136,904**
Investment income	**191,512**	**66.7**	**287,054**
Interest, dividends and income from real estate for rent	150,043	87.1	172,178
Gains from monetary trusts, net	-	-	38,327
Gains from sale of securities	37,145	66.4	55,954
Gains on redemption of securities, net	-	-	1,075
Valuation gains on special accounts	-	-	7,347
Foreign exchange gains, net	-	-	10,169
Other investment income	226	11.3	2,001
Gains from special accounts, net	4,097	-	-
Other ordinary income	**13,263**	**142.7**	**9,296**
Net income on equity of affiliated companies	**265**	**136.4**	**194**
Ordinary expenses	**1,193,124**	**85.6**	**1,394,360**
Insurance claims and other payments	**864,988**	**99.5**	**869,346**
Insurance claims	302,927	93.8	322,843
Annuity insurance benefits	19,359	114.9	16,844
Insurance benefits	261,626	103.3	253,258
Policy surrender payments	202,502	97.3	208,083
Other repayments	78,571	115.0	68,315
Provision for policy and other reserves	**134,563**	**62.2**	**216,281**
Provision for outstanding claims	-	-	1,074
Provision for policy reserve	133,025	62.3	213,407
Interest on reserve for dividends to policyholders	1,537	85.5	1,798
Investment expenses	**65,702**	**36.2**	**181,256**
Interest expenses	173	27.9	620
Losses from monetary trusts, net	1,772	-	-
Losses from investments in trading securities, net	3,364	-	-
Losses on sale of securities	25,139	53.9	46,668
Devaluation losses on securities	10,788	12.4	86,825
Amortization of securities	-	-	16,466
Valuation losses on special accounts	-	-	4,984
Losses from derivatives, net	12,506	-	-
Foreign exchange losses, net	2,620	-	-
Provision for reserve for possible loan losses	3,055	18.8	16,233
Write-off of loans	-	-	353
Depreciation of real estate for rent	3,532	91.0	3,880
Other investment expenses	2,748	52.6	5,224
Operating expenses	**105,715**	**96.6**	**109,415**
Other ordinary expenses	**22,155**	**122.7**	**18,060**
Ordinary profit	**84,161**	**215.3**	**39,090**
Extraordianry gains and losses:			
Extraordinary gains	**5,290**	**831.6**	**636**
Gains on sale of property, equipment and loans	2,777	436.6	636
Reversal of reserve for losses on sales of loans	499	-	-

Recovery of bad debts previously written-off	321	-	-
Gains on sale of affiliate company's stock	50	-	-
Gains on changes in equity of group companies	1,624	-	-
Other	17	-	-
Extraordinary losses	**66,928**	**298.4**	**22,432**
Losses on sale, disposal and devaluation of property and equipment	30,569	733.7	4,166
Provision for reserve for losses on sale of loans	-	-	1,582
Provision for price fluctuation reserve	1,358	105.0	1,293
Social service contributions	295	90.8	325
Provision for reserve for employees' retirement benefits	31,591	-	-
Provision for reserve for employees' retirement benefits	-	-	14,807
Other	3,114	1,212.5	256
Income before income taxes	**22,523**	**130.2**	**17,294**
Income taxes	**14,234**	**183.4**	**7,762**
Cumulative effect of prior years' deferred income taxes	**(18,090)**	**117.4**	**(15,408)**
Minority interests	**133**	**49.6**	**269**
Net income	**26,245**	**106.4**	**24,670**

(5) Consolidated Statement of Cash Flows

(Yen in Millions)

	Year ended March 31, 2001	Year ended March 31, 2000
	Amount	Amount
I. Cash flows from operating activities:		
Income before income taxes	**22,523**	**17,294**
Depreciation of real estate for rent	3,532	3,880
Other depreciation and amortisation	9,513	6,571
Depreciation of goodwill	(0)	-
Increase (decrease) in reserve for outstanding claims	(2,206)	1,074
Increase (decrease) in policy reserve	133,025	213,407
Increase in reserve for policyholder dividends	1,537	1,798
Increase (decrease) in reserve for possible loan losses	3,055	16,233
Write-off of loans	-	353
Increase (decrease) in employees' retirement benefits	60,209	-
Increase (decrease) in employees' retirement benefits	(29,145)	15,177
Increase (decrease) in reserve for losses on sale of loans	(5,413)	1,582
Increase (decrease) in reserve for price fluctuations	1,358	1,293
Interest, dividends and income from real estate for rent	(150,043)	(172,178)
(Gains) losses on securities investments	(3,624)	90,566
Interest expense	173	620
Exchange (gains) losses	3,099	(10,692)
(Gains) losses on sale or disposal of property and equipment	27,241	3,303
Equity in net income of affiliated companies	(265)	(194)
(Increase) decrease in amount due from agency	0	(0)
(Increase) decrease in amount due from reinsurers	(202)	212
Decrease in other assets	4,012	13,715
Increase in amount due to agency	0	-
Increase in amount due to reinsurers	137	68
Increase (decrease) in other liabilities	3,805	(2,751)
Other, net	16,661	(35,655)
Sub-total	98,984	165,682

Interest and dividends and income from real estate for rent received	161,671	174,278
Interest paid	(207)	(654)
Policyholder dividends	(39,334)	(33,312)
Other, net	4,665	19,794
Income taxes paid	(4,922)	(12,538)
Net cash provided by operating activities	220,856	313,250
II. Cash flows from investing activities:		
Net decrease in short-term investments	107	24,159
Proceeds from sale and redemption of monetary claims purchased	1,000	5,949
Investment in monetary trusts	(40,300)	(171,040)
Proceeds from monetary trusts	7,641	33,791
Purchase of securities	(1,283,972)	(1,584,678)
Sale and redemption of securities	1,330,203	1,155,825
Investments in loans	(366,569)	(233,865)
Collections on loans	366,887	320,274
Other, net	(24,442)	118
II (1) Sub-total	(9,444)	(449,465)
(I + II (1))	211,411	(136,215)
Purchase of property and equipment	(10,383)	(22,920)
Proceeds from sale of property and equipment	7,814	1,157
Net cash paid related to sale of subsidiaries	(3,299)	-
Net cash used in investing activities	(15,314)	(471,228)
III. Cash flows from financing activities:		
Repayments of debt	(377)	(3)
Repayments of fund	(6,800)	(6,800)
Interest paid related to fund	(364)	(546)
Other, net	(2)	(3)
Net cash used in financing activities	(7,544)	(7,353)
IV. Effect of exchange rate changes on cash and cash equivalents	(3,096)	(4,754)
V. Net increase (decrease) in cash and cash equivalents	194,901	(170,086)
VI. Cash and cash equivalents at beginning of year	300,714	470,913
VII. Increase in cash and cash equivalents due to newly consolidated subsidiaries	476	-
VIII. Decrease in cash and cash equivalents due to deconsolidated subsidiaries	-	(112)
IX. Cash and cash equivalents at end of year	496,091	300,714

(6) Consolidated Statement of Surplus

(Yen in Thousands)

	Year ended March 31, 2001	Year ended March 31, 2000
	Amount	Amount
Balance at beginning of year	145,892,076	106,479,158
Cumulative effect of prior years' deferred income taxes	-	56,482,505
Increase in surplus	817,847	-
Increase in surplus due to newly consolidated companies	804,957	-
Increase in surplus due to affiliates to be newly accounted for under the equity method	12,890	-
Deduction in surplus	46,810,351	41,739,848
Decrease in surplus due to deconsolidated companies	23,352	-
Reserve for policyholder dividends	39,536,642	34,316,330
Reserve for redemption of fund	6,800,000	6,800,000
Interest on fund	364,480	546,720
Dividends	-	-
Bonus to directors and corporate auditors	85,744	76,798
Other	131	-
Net income	26,245,701	24,670,260
Balance at end of year	126,145,274	145,892,076

(7) Status of problem loans

(Yen in Millions)

	As of March 31, 2001	As of March 31, 2000
Loans to bankrupt companies ①	1,229	1,527
Past due loans ②	15,720	21,446
Loans over due for three months or more ③	363	1,236
Restructured loans ④	8,319	5,692
Total ①+②+③+④	25,632	29,902
(% of total loans)	(2.28%)	(2.64%)
(% compared to ordinary loans)	(2.39%)	(2.73%)

(8) Status of loans by classification of obligors

(Yen in Millions)

	As of March 31, 2001	As of March 31, 2000
Bankrupt or substantially bankrupt obligors	2,987	6,197
Intensive control obligors	13,965	16,868
Watch obligors	8,698	6,953
Normal obligors	1,166,652	1,109,575
Total	1,192,303	1,139,595

(9) Status of insurance claim solvency of subsidiaries that are insurance companies (solvency margin ratio)

The Company has no subsidiaries which are insurance companies.

(10) Segment information

In addition to providing insurance products, the Company and its consolidated subsidiaries also provide investment advisory services and operate a leasing business. As the size of such segments is relatively small, segment information is omitted.